EXHIBIT 21.1

MICRON TECHNOLOGY, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	State (or Jurisdiction) in which Organized

Lexar Media, Inc.	Delaware
Micron Europe Limited	United Kingdom
Also does business as Crucial Technology Europe
Micron Japan, Ltd.	Japan
Micron Semiconductor Asia Pte. Ltd.	Singapore
Also does business as Crucial Technology Asia
Micron Semiconductor (Deutschland) GmbH	Germany
Micron Semiconductor Products, Inc.	Idaho
Also does business as Crucial Technology
Micron Semiconductor (Shanghai) Co., Ltd.	China
Micron Semiconductor (Xiamen) Co., Ltd.	China
Micron Semiconductor (Xi’an) Co., Ltd.	China
Micron Technology Italia S.r.l.	Italy
Micron Technology Puerto Rico, Inc.	Puerto Rico
Micron Technology Texas, LLC	Idaho